SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: RYANAIR HOLDINGS PLC
2. Reason for the notification (please tick the appropriate box or boxes):
[] An acquisition or disposal of voting rights
[X] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: Société Générale SA (SG SA)		City and country of registered office (if applicable): Puteaux, France
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 30/06/2021
6. Date on which issuer notified: 01/07/2021
7. Threshold(s) that is/are crossed or reached: 7%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	6.79%	0.22%	7.01%	1,128,272,028
Position of previous notification (if applicable)	6.74%	0.17%	6.91%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct	Indirect	Direct	Indirect
IE00BYTBXV33Ordinary shares	76,586,700	0	6.79%	0.00%
IE00BYTBXV33 Borrowed	1,702	0	0.00%	0.00%
US7835132033Ordinary shares	35	0	0.00%	0.00%
SUBTOTAL A	76,588,437		6.79%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

		SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Contract for Difference	N/A	N/A	Cash	259,953	0.02%
OTC Call option	17/09/2021	Till 17/09/2021	Cash	47,403	0.00%
OTC Call option	17/12/2021	Till 17/12/2021	Cash	29,418	0.00%
OTC Call option	18/03/2022	Till 18/03/2022	Cash	15,109	0.00%
OTC Call option	03/01/2025	Till 03/01/2025	Cash	11,912	0.00%
OTC Call option	03/01/2033	Till 03/01/2033	Cash	1,052,318	0.10%
OTC Put option	03/01/2033	Till 03/01/2033	Cash	7,250	0.00%
Listed call warrants	17/09/2021	Till 17/09/2021	Cash	45,701	0.00%
Listed call warrants	17/12/2021	Till 17/12/2021	Cash	19,552	0.00%
Listed call warrants	18/03/2022	Till 18/03/2022	Cash	3,487	0.00%
Listed call warrants	03/01/2025	Till 03/01/2025	Cash	11,912	0.00%
Listed call warrants	03/01/2033	Till 03/01/2033	Cash	1,005,653	0.10%
Listed put warrants	03/01/2033	Till 03/01/2033	Cash	7,250	0.00%
			SUBTOTAL B.2	2,516,918	0.22%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Société Générale S.A.
Société Générale Effekten GmbH

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done at Paris on July 01st, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 July, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary